# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BeyondSpring Inc., CIK 0001677940
CUSIP: G10830100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-18-007856
Filed by CIK 0001731317

## Reporting persons
- Ever Regal Group Ltd: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2; sole dispositive power 0; shared dispositive power 2; aggregate amount beneficially owned 2 (0% of the class)
  Comment: (1) Based on 40,322,320 ordinary shares, par value $0.0001 per share ("Ordinary Shares") of BeyondSpring Inc. (the "Issuer") outstanding as of September 30, 2025, as reported in the Issuer's latest quarterly report on Form 10-Q, filed on November 12, 2025.
- Fairy Eagle Investments Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (0% of the class)
  Comment: (1) Based on 40,322,320 Ordinary Shares outstanding as of September 30, 2025, as reported in the Issuer's latest quarterly report on Form 10-Q, filed on November 12, 2025.
- Rosy Time Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (0% of the class)
  Comment: (1) Based on 40,322,320 Ordinary Shares outstanding as of September 30, 2025, as reported in the Issuer's latest quarterly report on Form 10-Q, filed on November 12, 2025.
- Lan Huang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,048,488; sole dispositive power 0; shared dispositive power 1,231,804; aggregate amount beneficially owned 6,048,488 (15% of the class)
  Comment: (1) Consists of (i) 2 Ordinary Shares directly held by Ever Regal Group Limited (ii) 1 Ordinary Share directly held by Fairy Eagle Investments Limited (iii) 1 Ordinary Share directly held by Rosy Time Holdings Limited; (iv) 253,465 Ordinary Shares directly held by Dr. Huang; (v) 260,582 Ordinary Shares directly held by the Lan Huang 2022 Grantor Retained Annuity Trust, (vi) 223,291 Ordinary Shares directly held by the 2024 SPIRIT GRAT, (vii) 494,462 Ordinary Shares held by the Sincere Efforts Foundation Inc., a charitable foundation of which Dr. Huang serves on the board (viii) 3,031,684 Ordinary Shares directly held by three irrevocable trusts for the benefit of Dr. Huang's children, over which Dr. Huang has been granted proxy to vote and (ix) 1,785,000 Ordinary Shares directly held by certain unaffiliated third-parties, over which Mr. Jia has been granted proxy to vote. Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares, except for the shares over which they have been granted proxies with voting power. Dr. Huang and Mr. Jia share voting power over those shares.
  
  (2) Based on 40,322,320 Ordinary Shares outstanding as of September 30, 2025, as reported in the Issuer's latest quarterly report on Form 10-Q, filed on November 12, 2025.
- Linqing Jia: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,048,488; sole dispositive power 0; shared dispositive power 1,231,804; aggregate amount beneficially owned 6,048,488 (15% of the class)
  Comment: (1) Consists of (i) 2 Ordinary Shares directly held by Ever Regal Group Limited (ii) 1 Ordinary Share directly held by Fairy Eagle Investments Limited (iii) 1 Ordinary Share directly held by Rosy Time Holdings Limited; (iv) 253,465 Ordinary Shares directly held by Dr. Huang; (v) 260,582 Ordinary Shares directly held by the Lan Huang 2022 Grantor Retained Annuity Trust, (vi) 223,291 Ordinary Shares directly held by the 2024 SPIRIT GRAT, (vii) 494,462 Ordinary Shares held by the Sincere Efforts Foundation Inc., a charitable foundation of which Dr. Huang serves on the board (viii) 3,031,684 Ordinary Shares directly held by three irrevocable trusts for the benefit of Dr. Huang's children, over which Dr. Huang has been granted proxy to vote_ and (ix) 1,785,000 Ordinary Shares directly held by certain unaffiliated third-parties, over which Mr. Jia has been granted proxy to vote. Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares, except for the shares over which they have been granted proxies with voting power. Dr. Huang and Mr. Jia share voting power over those shares.
  
  (2) Based on 40,322,320 Ordinary Shares outstanding as of September 30, 2025, as reported in the Issuer's latest quarterly report on Form 10-Q, filed on November 12, 2025.

## Item 1. Issuer
Name of issuer: BeyondSpring Inc.
Address of issuer's principal executive offices: 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, New Jersey, 07932

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is filed jointly by each of the following persons (each a "Reporting Person" and, collectively, as the "Reporting Persons") pursuant to a joint filing agreement entered into by the Reporting Persons in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a copy of which was filed with the Schedule 13G filed by the Reporting Persons on February 14, 2018, as Exhibit 1 and is incorporated herein by reference.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is c/o BeyondSpring Inc., 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, New Jersey 07932.
Citizenship:
1. Ever Regal Group Limited, a limited liability company organized under the laws of the British Virgin Islands ("Ever Regal")

2. Fairy Eagle Investments Limited, a limited liability company organized under the laws of the British Virgin Islands ("Fairy Eagle")

3. Rosy Time Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands ("Rosy Time")

4. Lan Huang, a U.S. citizen ("Dr. Huang") and

5. Linqing Jia, a Chinese citizen ("Mr. Jia").

Dr. Huang is the Co-founder, Chairman and Chief Executive Officer of the Issuer. Dr. Huang's spouse, Mr. Jia, is the Co-founder of the Issuer.

## Item 4. Ownership
Amount beneficially owned:
Ever Regal: Amount beneficially owned: 2
Fairy Eagle: Amount beneficially owned: 1
Rosy Time: Amount beneficially owned: 1
Dr. Huang: Amount beneficially owned: 6,048,488
Mr. Jia: Amount beneficially owned: 6,048,488
Percent of class:
Ever Regal: 0.00%
Fairy Eagle: 0.00%
Rosy Time: 0.00%
Dr. Huang: 15.0%
Mr. Jia: 15.0%
Sole power to vote or to direct the vote:
Ever Regal: 0
Fairy Eagle: 0
Rosy Time: 0
Dr. Huang: 0
Mr. Jia: 0
Shared power to vote or to direct the vote:
Ever Regal: 2
Fairy Eagle: 1
Rosy Time: 1
Dr. Huang: 6,048,488
Mr. Jia: 6,048,488
Sole power to dispose or to direct the disposition:
Ever Regal: 0
Fairy Eagle: 0
Rosy Time: 0
Dr. Huang: 0
Mr. Jia: 0
Shared power to dispose or to direct the disposition:
Ever Regal: 2
Fairy Eagle: 1
Rosy Time: 1
Dr. Huang: 1,231,804
Mr. Jia: 1,231,804

Dr. Huang is the sole owner of Ever Regal and, as such, has the ability to direct the management of the business of Ever Regal, including the power to direct decisions regarding the vote and disposition of securities held by Ever Regal. Therefore, Dr. Huang may be deemed to have indirect beneficial ownership of the Ordinary Shares directly owned by Ever Regal. Dr. Huang is also the sole trustee of the Lan Huang 2022 Grantor Retained Annuity Trust and the 2024 SPIRIT GRAT, and a member of the board of directors of Sincere Efforts Foundation Inc. ("Sincere Efforts"). Dr. Huang disclaims beneficial ownership of the Ordinary Shares held by Sincere Efforts, and nothing herein shall be construed as an admission that Dr. Huang is the beneficial owner of such Ordinary Shares.

Mr. Jia is the sole owner of each of Fairy Eagle and Rosy Time and, as such, has the ability to direct the management of the business of each of Fairy Eagle and Rosy Time, including the power to direct decisions regarding the vote and disposition of securities held by each of Fairy Eagle and Rosy Time. Therefore, Mr. Jia may be deemed to have indirect beneficial ownership of the Ordinary Shares directly owned by each of Fairy Eagle and Rosy Time.

Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares, except for the shares over which they have been granted proxies with voting power. Dr. Huang and Mr. Jia share voting power over those shares.

The percentages used in this Schedule 13G/A are calculated based upon the Issuer's 40,322,320 issued and outstanding Ordinary Shares as of September 30, 2025, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2025. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G/A shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G/A except to the extent of such person's pecuniary interest in the Ordinary Shares, and, except to the extent of its, her or his pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ever Regal Group Ltd: /s/ Lan Huang, Lan Huang, Director (02/17/2026)
- Fairy Eagle Investments Limited: /s/ Linqing Jia, Linqing Jia, Director (02/17/2026)
- Rosy Time Holdings Limited: /s/ Linqing Jia, Linqing Jia, Director (02/17/2026)
- Lan Huang: /s/ Lan Huang, Lan Huang (02/17/2026)
- Linqing Jia: Linqing Jia, /s/ Linqing Jia (02/17/2026)
Comment: Exhibit Information

Exhibit 1

Joint Filing Agreement, dated as of February 14, 2018, by and among Ever Regal Group Limited, Fairy Eagle Investments Limited, Rosy Time Holdings Limited, Lan Huang and Linqing Jia, as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated herein by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 14, 2018).

https://www.sec.gov/Archives/edgar/data/1677940/000114036118007856/ex1.htm